UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			      SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			    (Amendment No. 2)*


			BluePhoenix Solutions, Ltd.
			     (Name of Issuer)

		Ordinary Shares, par value NIS $0.04 per share
			(Title of Class of Securities)

				 M20157109
			       (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 500
			 Seattle, Washington 98102
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



				 June 27, 2012
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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Cusip No. 	M20157109	  Schedule 13-D			   Page 2 of 10


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				1,733,936 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,733,936 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,733,936  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	26.86%  (3)

14.	Type of Reporting Person
		PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,733,936 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.



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Cusip No. 	M20157109	  Schedule 13-D			   Page 3 of 10


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				1,733,936 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,733,936 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,733,936  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	26.86%  (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,733,936 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.



--------------------------------------------------------------------------------
Cusip No. 	M20157109	  Schedule 13-D			   Page 4 of 10


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,733,936 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,733,936 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,733,936  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	26.86%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,733,936 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.



--------------------------------------------------------------------------------
Cusip No. 	M20157109	  Schedule 13-D			   Page 5 of 10


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,733,936 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,733,936 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,733,936  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	26.86%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,733,936 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.



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Cusip No. 	M20157109	  Schedule 13-D			   Page 6 of 10


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,733,936 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,733,936 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,733,936  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	26.86%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,733,936 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.


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Cusip No. 	M20157109	  Schedule 13-D			   Page 7 of 10


1.	Names of Reporting Persons
	Brandon D. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,733,936 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,733,936 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,733,936  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	26.86%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,733,936 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.


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Cusip No. 	M20157109	  Schedule 13-D			   Page 8 of 10

				EXPLANATORY NOTE


       This Amendment No. 2 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012 with respect to the Ordinary Shares, par value NIS $0.04 per share (the "Ordinary Shares"), of BluePhoenix Solutions, Ltd., an Israel corporation
(the "Company").

	Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.



Item 5.	Interest in Securities of the Company

       The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

       (a) As of July 6, 2012, the Reporting Persons may be deemed to beneficially own an aggregate of 1,733,936 Ordinary Shares, which constitutes 26.86% of the total number of Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.

       (c) The trading dates, number of shares purchased and price per share for all transactions in the Ordinary Shares during the past 60 days by the Reporting Persons on behalf of the Fund were all affected in unsolicited broker transactions in the open-market as set forth in Exhibit A.



Item 7.	Material to Be Filed as Exhibits

Exhibit A: Schedule of Transactions in the Ordinary Shares by the Fund during the past 60 days.





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Cusip No. 	M20157109	  Schedule 13-D			  Page  9 of 10



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 6, 2012		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.


				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  July 6, 2012		COLUMBIA PACIFIC ADVISORS, LLC


				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  July 6, 2012		/s/ Alexander B. Washburn
				Alexander B. Washburn



Dated:  July 6, 2012		/s/ Daniel R. Baty
				Daniel R. Baty



Dated:  July 6, 2012		/s/ Stanley L. Baty
				Stanley L. Baty



Dated:  July 6, 2012		/s/ Brandon D. Baty
				Brandon D. Baty









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Cusip No. 	M20157109	  Schedule 13-D			  Page 10 of 10


				Exhibit A

TRANSACTIONS IN THE ORDINARY SHARES BY THE FUND DURING THE PAST 60 DAYS

  Date		Transaction	Shares		Price
05/15/2012		BUY	31,804		2.0009
05/16/2012		BUY	 3,900		2.0336
05/17/2012		BUY	 1,600		2.0521
05/18/2012		BUY	 5,700		2.096
05/21/2012		BUY	 2,900		2.1329
05/22/2012		BUY	   400		2.19
05/24/2012		BUY	 1,000		2.143
05/25/2012		BUY	   200		2.14
05/29/2012		BUY	 8,491		2.1507
05/30/2012		BUY	   500		2.19
05/31/2012		BUY	 1,100		2.1673
06/01/2012		BUY	   200		2.295
06/04/2012		BUY	 1,725		2.0909
06/05/2012		BUY	 1,000		2.077
06/06/2012		BUY	   600		2.0504
06/07/2012		BUY	   300		1.9975
06/08/2012		BUY	   900		1.9811
06/11/2012		BUY	20,900		1.9224
06/12/2012		BUY	23,059		2.0671
06/13/2012		BUY	35,997		2.2024
06/14/2012		BUY	13,600		2.2275
06/15/2012		BUY	 9,800		2.3119
06/18/2012		BUY	 9,178		2.3053
06/19/2012		BUY	18,545		2.3493
06/20/2012		BUY	18,865		2.3656
06/21/2012		BUY	 9,250		2.3514
06/22/2012		BUY	16,500		2.4149
06/25/2012		BUY	 1,300		2.3954
06/26/2012		BUY	 7,099		2.4187
06/27/2012		BUY	21,777		2.4579
06/28/2012		BUY	 6,100		2.4515
06/29/2012		BUY	31,400		2.5969
07/02/2012		BUY	   800		2.6187
07/03/2012		BUY	 6,400		2.6855
07/06/2012		BUY	 1,600		2.7906